Exhibit 99.1

NEWS RELEASE

Boyd Group Services Inc. Reports Fourth Quarter and Full Year 2025 Results

- Strong Finish To 2025, With Second Consecutive Quarter of Positive Same-Store Sales Growth and Solid

Year-Over-Year Adjusted EBITDA Margin Improvement -

Winnipeg, Manitoba – March 18, 2026 – Boyd Group Services Inc. (TSX:BYD; NYSE:BGSI) (“the Boyd Group”, “Boyd” or “the Company”) today announced the results for the three and twelve-month periods ended December 31, 2025. The Boyd Group’s fourth quarter and full year 2025 financial statements and MD&A have been filed on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov). This news release is not in any way a substitute for reading Boyd’s financial statements, including notes to the financial statements, and Boyd’s Management’s Discussion & Analysis.

Full Year 2025 Results and Highlights:

•

Sales increased by 2.4% over the same period in 2024 to $3.1 billion, including incremental sales from 119 new locations of $94.2 million, partially offset by same-store sales[1] declines of 0.2%. Fiscal 2025 included one fewer selling and production day than fiscal 2024, which reduced selling and production capacity by approximately 0.4% and resulted in the decline in same-store sales

•	Adjusted EBITDA[1] increased 12.4% to $376.3 million, compared with Adjusted EBITDA of $334.8 million in 2024
•

Adjusted net earnings[1] increased 28.8% to $62.4 million, compared with $48.5 million in Adjusted net earnings in 2024 and Adjusted net earnings per share[1] increased 23.0% to $2.78, compared with $2.26 in 2024. Commencing in the fourth quarter, the calculation of Adjusted net earnings excludes amortization of intangibles arising on acquisitions. Comparative periods have been restated for consistency. Prior to the adjustment for amortization of intangibles arising on acquisitions, Adjusted net earnings in 2025 was $44.4 million, compared with $30.9 million in 2024 and Adjusted net earnings per share was $1.98, compared with $1.44 in 2024

•

Net earnings decreased 25.0% to $18.4 million, compared with $24.5 million in 2024 and net earnings per share decreased 28.3% to $0.82, compared with $1.14 in 2024. Net earnings in 2025 were impacted by acquisition and transformational cost initiatives of $22.6 million (net of tax), including $9.1 million related to the Joe Hudson’s Collision Center acquisition and $9.9 million to Project 360 implementation

•	Increased cash flows provided by operating activities of $353.0 million, compared with $313.3 million in 2024
•	Completed a C$275 million unsecured note offering and increased and extended Boyd’s revolving credit facility at more favorable terms in August 2025
•	Announced a definitive agreement to purchase Joe Hudson’s Collision Center (“Joe Hudson’s”) for $1.3 billion, subject to post-closing adjustments
•	Completed a $897 million bought deal initial public offering in the U.S. and a C$525 million senior unsecured note offering to secure financing for the Joe Hudson’s acquisition
•	Boyd Group Services Inc. shares began trading on the New York Stock Exchange under symbol “BGSI”
•	Increased quarterly dividends by 2.0% in November 2025, bringing dividends to an annualized amount of C$0.624 per share from C$0.612 per share
•	Announced an amendment to Boyd’s revolving credit facility in December 2025, increasing the facility size, improving terms and facilitating the Joe Hudson’s acquisition
•	Increased internalization of scanning and calibration services in the U.S. business to 75% in the fourth quarter of 2025 from 53% in the fourth quarter of 2024
•	Added 70 collision locations, including 43 acquisition locations and 27 start-up locations

1 Same-store sales, Adjusted EBITDA, Adjusted net earnings and Adjusted net earnings per share are non-GAAP financial measures and ratios and are not standardized financial measures under International Financial Reporting Standards and might not be comparable to similar financial measures disclosed by other issuers. For additional details, including a reconciliation of each non-GAAP financial measure to its nearest GAAP equivalent, please see ”Non-GAAP financial measures and ratios” section of this news release. Commencing in the fourth quarter, the calculation of Adjusted net earnings and Adjusted net earnings per share excludes amortization of intangibles arising on acquisitions. Comparative periods have been restated for consistency.

Subsequent to Quarter End

•

Completed the acquisition of Joe Hudson’s Collision Center, adding 258 complementary locations in the US Southeast. Since closing, approximately 114, or 44% of Joe Hudson’s locations have been converted to Boyd’s systems and branding.

•	Added six new collision locations, including three acquisition locations and three start-up locations
•	Declared first and second quarter dividends in the amount of C$0.156 per share per quarter

Results of Operations	For the three months ended, December 31,			For the years ended, December 31,

(thousands of U.S. dollars, except per share amounts)	2025	% change	2024	2025	% change	2024

Sales – Total	793,854	5.5	752,339	3,142,794	2.4	3,070,342
Same-store sales – Total (excluding foreign exchange) (1)	764,915	2.2	748,700	3,008,811	(0.2)	3,015,013

Gross margin %	46.3%	1.1	45.8%	46.4%	2.0	45.5%
Operating expense %	33.3%	(4.3)	34.8%	34.4%	(0.6)	34.6%
Adjusted EBITDA margin (1) %	13.1%	18.0	11.1%	12.0%	10.1	10.9%

Adjusted EBITDA (1)	103,609	24.2	83,408	376,306	12.4	334,819
Acquisition and transformational cost initiatives	13,287	147.2	5,374	30,488	208.6	9,879
Depreciation and amortization	63,243	6.9	59,146	243,972	8.3	225,319
Fair value adjustments	3,536	N/A	(144)	3,449	N/A	(952)
Finance costs	15,067	(13.3)	17,382	69,673	1.1	68,913
Income tax (recovery) expense	3,686	N/A	(792)	10,304	44.8	7,116
Adjusted net earnings (1)	22,773	110.4	10,821	62,437	28.8	48,479
Adjusted net earnings per share (1)	0.90	80.0	0.50	2.78	23.0	2.26

Net earnings	4,790	96.2	2,442	18,420	(25.0)	24,544
Basic and diluted earnings per share	0.19	65.8	0.11	0.82	(28.3)	1.14

1.Same-store sales, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net earnings and Adjusted net earnings per share are non-GAAP financial measures and ratios. Please see ”Non-GAAP measures” section of this news release. Commencing in the fourth quarter, the calculation of Adjusted net earnings and Adjusted net earnings per share excludes amortization of intangibles arising on acquisitions. Comparative periods have been restated for consistency.

“We closed out 2025 with strong momentum, highlighted by our second consecutive quarter of positive same-store sales growth, continued outperformance relative to industry trends, margin expansion and a strengthened competitive position”, commented Mr. Brian Kaner, President & CEO of the Boyd Group. “As industry conditions improved, our results reflected disciplined execution of our growth strategy and substantial progress on our Project 360 initiative. We also announced the definitive agreement to acquire Joe Hudson’s Collision Center and listed our shares on the New York Stock Exchange, two significant milestones that further increase our scale, deepen our U.S. presence, and position Boyd for continued long-term growth and value creation.”

“Our strong operating performance in 2025 was driven by improvements in same-store sales, growth from new locations, including four small multi-shop operator acquisitions, and strong margin improvement from the continued execution of Project 360. Adjusted EBITDA1 increased 12.4% year-over-year, supported by a 110 basis point expansion in Adjusted EBITDA margins1 to 12.0%, demonstrating meaningful progress towards the Company’s Adjusted EBITDA margin1 goal of 14%+”, continued Mr. Kaner.

“I am proud of the Boyd team’s outstanding commitment and performance throughout 2025. When we launched Project 360 in the fourth quarter of 2024, we set ambitious goals, and it’s rewarding to see the substantial progress we have made.”

“Looking ahead to 2026, we are excited about the opportunities in front of us. The transformative acquisition of Joe Hudson’s Collision Center marks a significant milestone, and we are confident that our increased scale, greater market density, and expanded growth platform will help us deliver even more value for our shareholders and customers. Our disciplined execution and clear focus on growth positions Boyd for continued success”, concluded Mr. Kaner.

Outlook

Industry conditions steadily improved throughout 2025 and into the early part of 2026. Based on fourth quarter claims processing platform data, the Company estimates that repairable claims volume declined in the range of 2-4% during the quarter. This represents a notable improvement compared to earlier in the year, when claims were down an estimated 9-10% in the first quarter, 6-8% in the second quarter and 3-5% in the third quarter. Thus far in 2026, we have continued to see sustained improvement in the key industry drivers that supported this recovery, including insurance premium inflation falling below overall CPI levels, insurance rate reductions across several carriers and increasing used vehicle prices.

In the early months of 2026, while winter storms benefitted our northern regions, this benefit was partially offset by unusual storm activity in the U.S. South. These storms resulted in lower driving activity and therefore a short-term reduction in volume in our southern locations, including Joe Hudson’s. As the quarter has progressed, we have seen volumes in the south normalize with overall same-store sales thus far tracking similar to fourth quarter levels.

Integration of Joe Hudson’s acquisition and realization of associated synergies are progressing well and remain in line with our initial expectations. Boyd has made solid progress with the integration of Joe Hudson’s during the early months of 2026 with conversion of approximately 44% of locations over to the Company’s information technology platforms and branding. This initiative is expected to be complete early in the second quarter.

As we advance the integration of Joe Hudson’s, we remain well positioned to execute on our established pipeline of approximately eight to ten new start-up locations per quarter. In the first quarter of 2026, Boyd expects to open eight start-up locations, with an additional 24 currently in development through December 31, 2026. Start-up location development will be complemented by acquisitions, including single shop and small MSO acquisitions.

As in prior years, first quarter expenses are impacted by higher payroll taxes that occur early in the year, while the fourth quarter of 2025 benefited from reductions in expense accruals as certain estimates were firmed up at amounts lower than previously accrued.

In the long-term, management remains confident in its business model and its ability to enhance its industry position by expanding its presence in North America through strategic acquisitions alongside organic growth from Boyd’s existing operations. Through more than 30 years of disciplined execution, we now operate over 1,300 locations across North America, and with the acquisition of Joe Hudson’s we have solidified our position as the second largest independent collision repair operator. Despite this success, our market share remains modest in a highly fragmented industry of approximately 30,000 repair locations. This fragmentation provides significant consolidation and scale-driven efficiency opportunities for Boyd over the long-term.

2025 Fourth Quarter Conference Call & Webcast

Management will hold a conference call on Wednesday, March 18, 2026, at 10:00 a.m. (ET) to review the Company’s 2025 fourth quarter and year-end results. You can join the call by dialing 800-715-9871 or 646-307-1963.

A live audio webcast of the conference call will be available at https://events.q4inc.com/attendee/762718388. An archived replay of the webcast will be available for 90 days on the Boyd Group’s website https://www.boydgroup.com.

About Boyd Group Services Inc.

Boyd Group Services Inc. is a Canadian corporation and controls The Boyd Group Inc. and its subsidiaries. Boyd Group Services Inc. shares trade on the Toronto Stock Exchange (TSX) under the symbol BYD and the New York Stock Exchange (NYSE) under the symbol BGSI. For more information on The Boyd Group Inc. or Boyd Group Services Inc., please visit our website at http://www.boydgroup.com.

About The Boyd Group Inc.

Boyd Group Services Inc. (“BGSI”), through its operating company, The Boyd Group Inc. and its subsidiaries (“Boyd” or the “Company”), is one of the largest operators of non-franchised collision repair centers in North America in terms of number of locations and sales. The Company currently operates locations in Canada under the trade name Boyd Autobody & Glass and Assured Automotive, as well as in the U.S. under the trade name Gerber Collision & Glass. The Company is also a major retail auto glass operator in the U.S., under the trade names Gerber Collision & Glass, Glass America, Auto Glass Service, Auto Glass Authority and Autoglassonly.com. In addition, the Company operates a third party administrator, Gerber National Claims Services (“GNCS”), that offers glass, emergency roadside and first notice of loss services. The Company also operates Mobile Auto Solutions (“MAS”) in the U.S. and Volta Auto Diagnostics Ltd. (“Volta”) in Canada that offer scanning and calibration services. For more information on The Boyd Group Inc. or Boyd Group Services Inc., please visit our website at http://www.boydgroup.com.

Non-GAAP Financial Measures and Ratios

Same-store sales, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net earnings and Adjusted net earnings per share are non-GAAP financial measures and ratios, which are not standardized measures under International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to similar measures disclosed by other issuers. Boyd’s management uses certain non-GAAP financial measures to evaluate the performance of the business and to reward employees. These non-GAAP should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS, such as net earnings or sales in measuring the performance of Boyd.

The following is a reconciliation of Boyd’s non-GAAP financial measures and ratios used in this release:

SAME-STORE SALES

Same-store sales is a non-GAAP measure that includes only those locations in operation for the full comparative period. Same-store sales is presented excluding the impact of foreign exchange fluctuation on the current period.

(thousands of U.S. dollars)	Three months ended December 31,		Year ended December 31,
	2025	2024	2025	2024

Sales	$ 793,854	$ 752,339	$ 3,142,794	$ 3,070,342
Less:
Sales from locations not in the comparative period	(28,830)	(1,942)	(137,847)	(43,637)
Sales from under-performing facilities closed during the period	—	(1,697)	(1,239)	(11,692)
Foreign exchange	(109)	—	5,102	—

Same-store sales (excluding foreign exchange)	$ 764,915	$ 748,700	$ 3,008,811	$ 3,015,013

ADJUSTED EBITDA AND ADJUSTED EBITDA MARGIN

EBITDA represents an indication of the Company’s capacity to generate income from operations before taking into account management’s financing decisions and costs of consuming tangible and intangible capital assets, which vary according to their vintage, technological age and management’s estimates of their useful life. EBITDA comprises sales less operating expenses before finance costs, capital asset amortization and impairment charges, and income taxes.

Adjusted EBITDA is calculated to exclude items of an unusual nature that do not reflect normal or ongoing operations of BGSI and which should not be considered in a valuation metric or should not be included in an assessment of the ability to service or incur debt. Included as an adjustment to EBITDA are acquisition and transformational cost initiative expenses and fair value adjustments to contingent consideration and financial instruments which do not have a cash impact. These adjustments do not relate to the current operating performance of the business units but are typically costs incurred to expand operations as well as execute transformational plans. Acquisition and transformational costs include transaction costs in acquiring and integrating a business acquisition and other non-recurring costs related to the execution of Project 360. From time to time BGSI may make other adjustments to its Adjusted EBITDA for items that are not expected to recur. Management believes that in addition to net earnings and cash flows, Adjusted EBITDA is useful to readers to provide an indication of earnings from operations and cash available for distribution, both before and after debt management , productive capacity maintenance and non-recurring and other adjustments.

Adjusted EBITDA margin is a measure of operating profit that can be used to assess Boyd’s operational performance. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by total sales.

	Three Months Ended December 31,		Year Ended December 31,
(thousands of U.S. dollars)	2025	2024	2025	2024
Net earnings	$ 4,790	$ 2,442	$ 18,420	$ 24,544
Add:
Finance costs	15,067	17,382	69,673	68,913
Income tax (recovery) expense	3,686	(792)	10,304	7,116
Depreciation of property, plant and equipment	23,138	20,907	87,851	75,498
Depreciation of right of use assets	32,689	31,425	128,101	123,512
Amortization of intangible assets	7,416	6,814	28,020	26,309
EBITDA	$ 86,786	$ 78,178	$ 342,369	$ 325,892
Add:
Fair value adjustments	3,536	(144)	3,449	(952)
Acquisition and transformational cost initiatives	13,287	5,374	30,488	9,879
Adjusted EBITDA	$ 103,609	$ 83,408	$ 376,306	$ 334,819
Sales	$ 793,854	$ 752,339	$ 3,142,794	$ 3,070,342
Adjusted EBITDA margin (%)	13.1%	11.1%	12.0%	10.9%

ADJUSTED NET EARNINGS AND ADJUSTED NET EARNINGS PER SHARE

Adjusted net earnings means net earnings adjusted to add back fair value adjustments (non-taxable) and acquisition and transformational cost initiatives (net of tax). Commencing in the fourth quarter of 2025, and on a go-forward basis, the calculation of Adjusted net earnings also excludes amortization of intangibles arising on acquisitions. Amortization of intangible assets arising on acquisition is the result of the purchase price allocation on completion of an acquisition. There are no future capital expenditures associated with maintaining or replacing these intangible assets. Comparative periods have been restated to reflect this additional adjustment. BGSI believes that certain users of financial statements are interested in understanding net earnings excluding certain fair value adjustments and other items of an unusual or infrequent nature that do not reflect normal or ongoing operations of the Company. This can assist these users in comparing current results to historical results that did not include such items.

Adjusted net earnings per share means Adjusted net earnings, divided by our weighted average number of shares for the applicable period.

(thousands of U.S. dollars, except share and per share amounts)	Three Months Ended December 31,		Year Ended December 31,
	2025	2024	2025	2024
Net earnings	$4,790	$2,442	$18,420	$24,544
Add:
Fair value adjustments (non-taxable)	3,536	(144)	3,449	(952)
Acquisition and transformational cost initiatives (net of tax)	9,832	3,977	22,561	7,310
Amortization of intangibles arising on acquisitions (net of tax)	4,615	4,547	18,007	17,576
Adjusted net earnings (2)	$22,773	$10,821	$62,437	$48,479
Weighted average number of shares	25,409,571	21,472,670	22,461,320	21,472,436
Adjusted net earnings per share (2)	$0.90	$0.50	$2.78	$2.26

(2) Comparative figures have been restated to conform with current period presentation

For further information, please contact:

Investor Relations

Boyd Group Services

ir@boydgroup.com

Caution concerning forward-looking statements

Statements made in this press release, other than those concerning historical information, may be “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws of the U.S. and Canada, respectively (collectively, “forward-looking statements”) and therefore subject to various risks and uncertainties. Some forward-looking statements may be identified by words such as “may”, “will”, “anticipate”, “estimate”, “expect”, “intend”, “continue”, “will”, “project”, “target”, “plan”, “goal” or the negative thereof or similar variations.

The forward-looking statements in this press release include, without limitation, statements regarding: Boyd’s outlook and expectations regarding performance relative to industry peers; trends and industry conditions; execution of the Company’s growth strategy and outlook; progress on Project 360 initiatives; the Company’s financial metric goals, including for Adjusted EBITDA margin; growth opportunities presented by the Company’s increased scale, greater market density, expanded platform and fragmentation; the Company’s ability to execute on the pipeline of approximately eight to ten start-up locations per quarter, including expectations to open eight start-up locations in the first quarter of 2026; the Company’s ability to activate the stores in its development pipeline for 2026; and the Company’s ability to deliver sustained growth and value creation for shareholders and customers.

Forward-looking statements are subject to significant risks and uncertainties and are based on a number of assumptions and estimates. Forward-looking statements are based on certain assumptions and analyses made by Boyd concerning its experience and perception of historical trends, current conditions, expected future developments, and other factors it believes are appropriate. A number of factors could cause actual results, performance or achievement to differ materially from those discussed or implied in the forward-looking statements. Risks and uncertainties related to Boyd’s business include, but are not limited to, risks and uncertainties relating to: acquisition and new location risk; employee relations and staffing; operational performance; brand management and reputation; market environment change; reliance on technology; corporate governance; decline in number of insurance claims; low capture rates; supply chain risk; margin pressure and sales mix changes; economic downturn; changes in client relationships; environmental, health and safety risk; climate change and weather conditions; pandemic risk; competition; access to capital; dependence on key personnel; tax position risk; increased government regulation and tax risk; fluctuations in operating results and seasonality; risk of litigation; execution on new strategies; insurance risk; interest rates; U.S. health care costs and workers compensation claims; foreign currency risk; capital expenditures; public company costs; foreign private issuer status; differences in Canadian and U.S. corporate and securities laws; enforceability against foreign persons and of foreign judgments; intellectual property; and energy costs; and Boyd’s success in anticipating and managing the foregoing risks.

We caution that the foregoing list of factors is not exhaustive and that when reviewing our forward-looking statements, investors and others should refer to the “Business Risks and Uncertainties” section of Boyd’s Annual Information Form, the “Business Risks and Uncertainties” and other sections of our Management’s Discussion and Analysis of Operating Results and Financial Position and our other periodic filings with Canadian securities regulatory authorities and the SEC from time to time, available at www.sedarplus.ca and www.sec.gov. All forward-looking statements presented herein should be considered in conjunction with such filings. Readers are cautioned not to place undue reliance on such forward-looking statements, as actual results may differ materially from those expressed or implied in such statements.

The forward-looking statements in this press release reflect the Boyd’s current expectations, assumptions and/or beliefs based on information currently available, including with respect to such things as conditions in the collision and auto glass repair business, including weather, accident frequency, cost of repair, miles driven and available repairable vehicles; the Company’s ability to complete the integration of acquired businesses within anticipated time periods and at expected cost levels; the Company’s ability to achieve synergies arising from successful integration of acquired businesses; the impact of acquisitions on growth; the accuracy and completeness of the information (including financial information) regarding acquired businesses; the absence of significant undisclosed costs or liabilities associated with acquisitions; the successful implementation of margin improvement initiatives; the future performance and results of our business and operations; general economic conditions, industry forecasts and/or trends, the government and regulatory environment and potential impacts thereof. Although the Company believes the expectations reflected in these forward-looking statements and the assumptions upon which they are based are reasonable, no assurance can be given that actual results will be consistent with those expressed or implied in such forward-looking statements, and they should not be unduly relied upon. There can be no assurance that such expectations and assumptions will prove to be correct. The forward-looking statements contained in this presentation describe the expectations of the Company as of the date of this press release. Except as required by law, the Company does not undertake to update or revise any forward-looking statements, whether as a result of new information, future events or for any other reason. The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement.